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                                                   Mexico, D.F. April 24th, 2003

Ing. Bernardo Jimenez Barrera
Director de Finanzas
Savia, S.A. de C.V.
Ave. Roble 565 ote. 4th floor
Col. Valle del Campestre
Garza Garcia, N.L.
Mexico, 66265

Ing. Jimenez:

According with our services proposal dated and signed April 8th, 2003, on which Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte ("Banorte"), was hired by Savia, S.A. de C.V. ("Savia"), to determine, as an independent party, the corporate value of Seminis, Inc. ("The Company"), a subsidiary of Savia, hereby is presented an executive resume with the principal results from said corporate valuation.

In the determination of our opinion of The Company value, we have reviewed and analyzed the financial information of The Company. Likewise, we had reviewed relevant information given to us by The Company, public information on hand, and additional information arise from Savia management, detailing the actual conditions of the business, and its long and short term perspectives. All this information has been considered true, without independent verification of its accuracy.

The financial projections were elaborated in US dollars, for a ten year period, with a terminal value or perpetuity without grow.

In the valuation criteria by discounted cash flow, the determination of the discount rate or WACC ("Weighted Average Cost of Capital"), was obtained from the risk free dollar rate (Ten year T-Bonds), plus a risk premium adjusted by the inflation gap implicit in the T-Bond rate, and the average inflation of the period in the United States.

Financial projections were prepared taking in consideration conservative levels of net sales grow and according with The Company's perspectives of the industry growth and considering the installed capacity of The Company.

Likewise, it was considered yearly depreciation reinvestments to maintain the actual installed capacity of The Company.

There were no additional liabilities considered, besides the ones presented by The Company as of the valuation date, and the correspondent taxes were applied.

In addition, and for the comparable business analysis, the Dow Jones Chemicals, Specialty Index (US), and the Dow Jones Biotechnology Index (US) were analyzed, also the principal indexes of Specialized Industry of Chemical and biotechnology products in the United States, with more than 450 companies included, from which the most similar ones were selected. Six different criteria on the determination of the capitalization value of The Company were analized: Maximum, Medium, Media, relative average, and standard deviation.

Likewise, The Company accepts fully comfort with Banorte participation as financial agent, and, hereby free Banorte of any responsibility arise from the use by The Company of the corporate valuation elaborated by Banorte.

Therefore, the corporate value range of The Company as of April 24th, 2003 is:

                   US $ 297.9 millions to US $ 307.0 millions
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The above mentioned figures implied a range of multiples VE/EBITDA of between
8.26x and 8.37x of The Company.

Therefore, our opinion is based on the economic, financial and market conditions prevailing, so we do not issue any opinion regarding the continuance of such conditions, and its effects over our opinions. Likewise, such opinions are subject to variations of the exchange rate and government regulations that could affect adversely the industry and The Company.

We understand that The Company accepts that Banorte is not and will not be responsible of the results arise from its work, and could not take any legal action against Grupo Financiero Banorte, S.A. de C.V. and or subsidiaries, and its management and employees, in relation with this results.

Annexed is a copy of the final presentation of the corporate valuation of The Company, in the understanding that is also part of this letter.

We hope to have covered all you needs, and thank you for the opportunity to collaborate with you in such an important project.

We remain at your orders in the case you need to discuss any points of the above mentioned.


CASA DE BOLSA BANORTE, S.A. DE C.V.
Eduardo Ramos de la Cajiga
Director General Adjunto
Financiamiento Corporativo y Banca de Inversion.